Exhibit 99.1

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EDITED TRANSCRIPT

OTEX.TO - Open Text Corp Signs Definitive Agreement to Acquire Carbonite Inc Call

EVENT DATE/TIME: NOVEMBER 11, 2019 / 2:00PM GMT

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CORPORATE PARTICIPANTS

Harry E. Blount Open Text Corporation - Senior VP & Global Head of IR

Madhu Ranganathan Open Text Corporation - Executive VP & CFO

Mark J. Barrenechea Open Text Corporation - Vice Chairman, CEO & CTO

CONFERENCE CALL PARTICIPANTS

Paul Steep Scotiabank Global Banking and Markets, Research Division - Analyst

Paul Treiber RBC Capital Markets, Research Division - Associate

Raimo Lenschow Barclays Bank PLC, Research Division - MD & Analyst

Richard Tse National Bank Financial, Inc., Research Division - MD & Technology Analyst

Stephanie Doris Price CIBC Capital Markets, Research Division - Director of Institutional Equity Research & Software and Business Services Research Analyst

Steven Li Raymond James Ltd., Research Division - SVP

Thanos Moschopoulos BMO Capital Markets Equity Research - VP & Analyst

PRESENTATION

Operator

Thank you for standing by. This is the conference operator. Welcome to the OpenText Corporation Conference Call. (Operator Instructions) The conference is being recorded. (Operator Instructions) I would now like to turn the conference over to Harry Blount, Senior Vice President, Investor Relations. Thank you. Please go ahead.

Harry E. Blount - Open Text Corporation - Senior VP & Global Head of IR

Thank you and good morning, everyone. With me on the call today is OpenText’s Chief Executive Officer and Chief Technology Officer, Mark J. Barrenechea; and our Executive Vice President and Chief Financial Officer, Madhu Ranganathan. We have some prepared remarks followed by a question-and-answer session. This call will last approximately 30 minutes with a replay available shortly thereafter. I’d like to take a moment and direct investors to the Investor Relations section of our website, investors.opentext.com, where we posted a presentation that will be referred to during this call.

And now I’ll proceed with the reading of our safe harbor statement. Please note, during the course of this conference call, we may make statements relating to future performance of OpenText as well as in relation to today’s acquisition announcement that contain forward-looking information. While these forward-looking statements represent our current judgment, actual results could differ materially from a conclusion, forecast or projection in the forward-looking statements today.

Certain material factors and assumptions were applied in drawing any such statement. Additional information about the material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information as well as risk factors that may project future performance results of OpenText are contained in OpenText’s recent Forms 10-K and 10-Q as well as in our press release that was distributed earlier this morning, which may be found on our website.

We undertake no obligation to update these forward-looking statements unless required to do so by law. In addition, our conference call may include discussions of certain non-GAAP financial measures, and reconciliations of any non-GAAP financial measures to their most directly comparable GAAP measures may be found within our public filings and other materials, which are available on our website.

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And with that, I’ll hand the call over to Mark.

Mark J. Barrenechea - Open Text Corporation - Vice Chairman, CEO & CTO

Thank you, Harry, and good morning. And we have exciting news to share with you on our announcement today to acquire Carbonite. We’re also providing, as Harry mentioned, an investor deck that can be found on investors.opentext.com and believe you’ll find it informative. So let me get right into it.

Today, we announced a definitive agreement to acquire Carbonite. Founded in 2005, Carbonite is a market leader in cloud-based data protection and endpoint security to small and medium-sized companies, or SMB, including prosumers, that is, professional users. They have created an amazing business, scaled cloud service operations and a superior channel distribution organization.

Data protection and endpoint security are strategic industrial markets that are relevant to all size customers, enterprise, SMB and prosumers. The total addressable market, or TAM, for these end markets is over $15 billion and growing mid- to high single digit. Cloud, security, information protection and endpoints are all strategic EIM considerations. We’ve included these areas in our strategic TAM and market analysis since our acquisition of Guidance Software and including our most recent Investor Day materials.

OpenText is already providing technologies directly in or adjacent to these areas, Guidance Software, for example, for endpoint detection and response in digital forensics; Core for collaboration, share and data retention and protection; and InfoArchive for data backup management and governance in the enterprise. Carbonite is the first vendor to combine data protection and endpoint security, and together with OpenText, will be in a market-leading position for total endpoint protection that also includes digital forensics and endpoint response.

Let me speak a little to OpenText as a consolidator and our commitment deploy capital. The acquisition represents our ninth cloud acquisition, including EasyLink, GXS, Recommind, ANX, Covisint, Hightail, Catalyst, Liaison and as announced today, Carbonite. This places OpenText as a leading cloud consolidator. All assets combined will be approaching 2 exabytes under management, 100 million endpoints, millions of subscribers and cloud operations at hyper scale. Scale matters in the cloud.

Let me speak about the transaction and the terms of the agreement, which are a continuation of our total growth strategy. Total purchase price of approximately $1.42 billion, inclusive of Carbonite cash and debt or $23 per share via a tender offer. Carbonite published their Q3 September results this morning with Q3 revenue of $126 million and adjusted EBITDA of 30%, trailing 12-month revenue of $405 million and trailing 12-month adjusted EBITDA of 29%.

On the revenue side, their trailing 12-month TTM does not include the full effect of Webroot revenue as Carbonite has only been including Webroot financials for 2 full quarters. On adjusted EBITDA, we are onboarding a business that is operating well above where ECD or GXS was at the time of acquisitions. This is approximately 2.8x trailing 12-month revenues when you annualize for Webroot. On a reported TTM basis, excluding the full annual revenue contribution of Webroot, the ratio would be 3.5x, but we don’t think that’s the right way to look at it.

Carbonite has strong recurring annual revenues, or ARR. Approximately 90% of the business is recurring. We are modeling low single-digit organic growth once the business is integrated. There is no equity consideration, no dilution, no transition services agreement in this transaction. We’ll be using our existing balance sheet cash and existing revolver.

You can expect significant expansion of cloud revenues, cloud margins, adjusted EBITDA dollars and cash flows in fiscal 2021, our first full year of operations. We expect these strong cash flows to continue to grow our dividend. Our net leverage ratio is currently 2 -- under 2x. Carbonite will bring the ratio to a modest 2.5x. And within 4 to 6 quarters, we expect our ratio to be back below 2x.

We can also expect the transaction to be accretive in fiscal 2021, and we expect the combination of growth, cash flows and invested capital to deliver high-teens ROIC on a stand-alone basis. The transaction is expected to close within 90 days from today.

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Let me also highlight the strength of the operating team that has the proven experience to integrate acquisitions and create sustaining value. In 2013, we acquired GXS for $1.16 billion. In 2016, we acquired ECD for $1.62 billion. These businesses have been successfully integrated into OpenText and are creating sustained value.

We look forward to applying the OpenText business system methods and disciplines to Carbonite, and we’re targeting to have Carbonite on our operating model within the first 18 months, that is no later than the end of fiscal ‘21. We have strong confidence in our approach in our playbook and our experience from GXS Documentum and our many other cloud acquisitions to deliver upon the expectations.

I hope these summary comments are helpful. As per our normal practice, financial projections and target models will be provided upon the closing of the transaction, including any updates to our F’20 target model and longer-term aspirations.

Few additional comments on Carbonite. 1,500 employees and world-class talent in security, data protection and cloud operations at scale. Their talent is amazing. 14,000 premium managed security providers, or MSPs, VARs and OEMs. This distribution channel is a superior channel, and I have seen many of them through my 30 years of experience. 300,000 small and medium-sized businesses, 7 million end users, 50 million endpoints being protected, 250 petabytes plus under management, over 200 patents.

Carbonite is mainly a U.S. business with key locations in Boston, Massachusetts; Lewiston, Maine; Salt Lake City; Broomfield, Colorado; and San Diego, California. There’s also a good-sized team in Mississauga, Ontario, Canada, and some key non-North American locations include Dublin; Derby, U.K.; Sydney, Australia; Tokyo, Japan; and Paris, France.

In summary, today’s announcement meets all the criteria for a strategic acquisition by OpenText. Carbonite is a market leader in a strategic end market. Endpoints are mission critical, and we like the large customer installed base of SMBs, MSPs and prosumers as well as their superior distribution organization.

The transaction is financially compelling. We expect significant cloud revenue growth, cloud margin expansion, adjusted EBITDA dollar expansion, cash flow expansion, dividend growth to be accretive in fiscal ‘21 and funded from our balance sheet in existing facilities.

And lastly, I like the focus. Our enterprise team can focus on the enterprise. SMB prosumer can focus on SMB prosumer as we leverage this new route to market. We have many existing OpenText products that will benefit from this focus and new route. The more we can connect the customer to OpenText products, the more we win.

I’d like to conclude my remarks with a thank you to the brave men, women and families of who have honored Canada and the United States with their service and sacrifice on this Remembrance and Veterans Day. We remember and say thank you on this November 11.

With that, let me open the call to your questions. And operator, if you could do that, we appreciate it. Thank you.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question is coming from Raimo Lenschow of Barclays.

Raimo Lenschow - Barclays Bank PLC, Research Division - MD & Analyst

Congrats on the deal. Quick question, Mark, on like -- you’ve seen an enterprise player. Now this is very much getting into the SMB space. Can you talk a little bit about the motivation there? You mentioned some of that [hold], but then I’m also wondering about what’s the kind of cross-sell opportunities [you’re going through].

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Mark J. Barrenechea - Open Text Corporation - Vice Chairman, CEO & CTO

Yes. Well, the -- you broke up a little bit there on your cell phone. But let me try to take this. First is we see Carbonite relevant in all channels, and we’re going to go to market 3 ways, enterprise, SMB and prosumer, professional users, professional consumers, and I’d like to call them prosumers. So we see Carbonite relevant in all 3 areas.

Second is there’s OpenText product that’s going to benefit from the Carbonite channel. And this is an impressive superior channel organization that they’ve built over the last 14 years, and it’s world-class, and I’ve seen many of them. For example, us being able to bring our Guidance Software into their SMB distribution; being able to bring Core, our Box competitor product into the SMB channel. The largest Box use case is data protection. And some other -- our Hightail offering as well.

So I think it’s quite a nice relationship. We’re #1. We see EIM relevant 3 ways: enterprise, SMB, prosumer. We see the ability to bring data protection and security into the enterprise, and we see the opportunity to bring endpoint detection and response, Guidance Software and Core into the SMB channel. So we think it’s quite a nice relationship.

Let me also talk about our business network endpoints, right? We have posted 2 million trading partners and 100 million end users on our business network doing commerce all day long. So we have an opportunity to go out to an additional 100 million end users, who are connecting or doing a transaction on our cloud, and we can bring the Carbonite capability. So we think there’s just amazing cross-pollination, if you will, between the

2 businesses.

Operator

Our next question is coming from Stephanie Price of CIBC.

Stephanie Doris Price - CIBC Capital Markets, Research Division - Director of Institutional Equity Research & Software and Business Services Research Analyst

I wonder if you could talk a bit about the integration in terms of difficulty, in terms of what the biggest challenge might be. I mean you mentioned margins in the 30% range, but then you also mentioned kind of an 18-month time line onto the OpenText model?

Mark J. Barrenechea - Open Text Corporation - Vice Chairman, CEO & CTO

Yes. Stephanie, thanks for the question. I like to -- I like using sports analogies. And I think every day, you’ve got to come in the office as if it’s opening day, right? You take nothing for granted.

But as I look at integrating Carbonite into OpenText, we got a lot of experience from larger-scale GXS and Documentum. And the business is mainly U.S., so that’s a real pro for us, real positive. That’s mainly a U.S. business. So we don’t have the big complexities of international.

It’s a peer purchase, so we don’t have the complexities of a TSA or asset carve-out. And they have very solid systems. I mean, there’s some work to do between Webroot and Carbonite, but it’s a pretty straight line integration given it’s U.S. -- it’s a business directly into our scaled systems. And we gave 18 months versus our usual 12 months, to give us a little buffer, right, to -- many companies don’t get full synergies until 3 years out. The OpenText model is very accelerated at 12 months. So we gave ourselves a little more time with 18 months, and we hope to beat it.

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Stephanie Doris Price - CIBC Capital Markets, Research Division - Director of Institutional Equity Research & Software and Business Services Research Analyst

Okay, perfect. And then just one last quick one for me. Can you comment on any tax implications? You mentioned that’s mainly U.S. Should the tax rate remain relatively unchanged?

Madhu Ranganathan - Open Text Corporation - Executive VP & CFO

Do you want me to take them, Mark?

Mark J. Barrenechea - Open Text Corporation - Vice Chairman, CEO & CTO

Sure.

Madhu Ranganathan - Open Text Corporation - Executive VP & CFO

Yes. And Stephanie, thanks for the question. So we will need to do more work. Having said that, I will say, if you look at Carbonite’s public disclosures, their effective tax rates have been less than 20% barring some one-time adjustments in valuation allowances. And as you know, our starting point with the Canadian statute to date is about 26.5%. But I think combining the 2, we definitely expect to get tax efficiencies over, say, 1-, 2-, 3-year period.

Operator

Our next question is coming from Thanos Moschopoulos of BMO Capital.

Thanos Moschopoulos - BMO Capital Markets Equity Research - VP & Analyst

Mark, can you clarify what Carbonite’s mix was as far as prosumer versus SMB versus enterprise?

Mark J. Barrenechea - Open Text Corporation - Vice Chairman, CEO & CTO

Sure. So we’re looking at, let’s call it, less than 10% enterprise closer to 50% SMB, maybe a little closer to 40% consumer, prosumer.

Thanos Moschopoulos - BMO Capital Markets Equity Research - VP & Analyst

Okay, that’s helpful. And then as far as direct versus indirect sales, what was their focus?

Mark J. Barrenechea - Open Text Corporation - Vice Chairman, CEO & CTO

Mainly through the channel, a vast majority through their MSPs, VARs and OEMs, mainly a channel business.

Thanos Moschopoulos - BMO Capital Markets Equity Research - VP & Analyst

And are there any channels that you need to maybe deemphasize or exit such as OEM, for example? Is that something you’re going to look to leverage?

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Mark J. Barrenechea - Open Text Corporation - Vice Chairman, CEO & CTO

Absolutely. They -- just going to the investor deck for a moment, I guess, to the page quickly. They have -- just bear with me for a moment. It’s in the appendix on Slide 16. Their BrightCloud Threat Intelligence, for example, is a new service around threat hunting and threat intelligence. And there are some very impressive OEMs within that business, names you would recognize, the top 10 technology companies in the world, top 10 clouds in the world, which we’re part of, but this is an OEM business, the BrightCloud Threat Intelligence. And it’s a real gem in the portfolio, I think highlights the OEM opportunity. So we just love this superior channel. We’re looking to help them get on a global platform with OpenText, really actually bring up the OEM piece of the business and give them more product from OpenText.

Thanos Moschopoulos - BMO Capital Markets Equity Research - VP & Analyst

Great. And then finally, for Madhu, is it too early to talk about the level of deferred revenue write-down we should anticipate?

Madhu Ranganathan - Open Text Corporation - Executive VP & CFO

If we could come back to that at the time we close, I think that will be the -- like the best thing for us. Of course, Carbonite has its own disclosures on the deferred revenue. But when we acquire, it’s going to be our PPA that’s going forward. So I would say, if you can wait until the closing when we come back, it would be great

Operator

Our next question is coming from Paul Treiber of RBC Capital Markets.

Paul Treiber - RBC Capital Markets, Research Division - Associate

Just hoping if you can elaborate on potential revenue synergies across -- synergies with OpenText particularly bringing Carbonite’s portfolio to OpenText’s enterprise customer base and then also into the international markets.

Mark J. Barrenechea - Open Text Corporation - Vice Chairman, CEO & CTO

Yes. Sounds great, Paul. Thanks for joining the call. So I look at the largest ecosystem we have inside of OpenText, and that starts with our business network and the end users where we partner with Nestlé and FedEx and Starbucks on our supply -- Citibank, and how, through that business network, we can get to an endpoint.

We have close to 100 million end users in our ecosystem. So we’re definitely going to leverage and be able to target those 100 million end users with the Carbonite offering. So that’s the simplest way to talk about Carbonite synergies into OpenText.

Carbonite is mainly a U.S. business. We have scaled operations in relevant markets, U.K., Germany, France, Japan, Australia, Singapore, and these are direct markets where we can leverage our presence, our marketing, our operation of multi-thousand employees and customers to help connect Carbonite into the enterprise, so that’s the second synergy. And I think those are the 2 largest ones.

Paul Treiber - RBC Capital Markets, Research Division - Associate

And with Webroot, obviously, Carbonite is -- has a bigger piece of the endpoint protection market. What -- can you just refresh your thoughts on endpoint protection, how you see that as being, I guess, the synergies or strategic with -- or an integral part of enterprise information management and how you see it evolving going forward?

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Mark J. Barrenechea - Open Text Corporation - Vice Chairman, CEO & CTO

Yes. So I mean we look at all the information that kind of rests on an endpoint. And we think that information needs to be secured and managed, whether it’s in the cloud or on an endpoint. And look, as the cloud -- if there’s no endpoint, there’s no cloud. If there’s no cloud, there’s no endpoint, and so its endpoints and deep servers out in the cloud.

And as I like to say, own your edge. You got to own your edge, and that edge is going to be a mobile device. It’s going to be the Internet of Things. It’s going to be a desktop, a laptop, a cell phone, an industrial IoT. Own your edge, and it’s edge on in the age of cloud. So we think the management of information, whether on the edge or back at corporate is really important for enterprise information management.

So Webroot plus Carbonite plus Guidance is the most robust endpoint protection platform that we can see in the marketplace covering both the endpoint detection, response, digital forensic, security and data protection. And all that together, the term is all of that combined is EPP, endpoint protection. And -- and that’s why we think it’s an important part of EIM.

Operator

Our next question is coming from Paul Steep of Scotia Capital.

Paul Steep - Scotiabank Global Banking and Markets, Research Division - Analyst

Mark, maybe just on that last question. Can you talk about how we should think about maybe the investment behind more aggressively going after the EPP market now that you combine that? You obviously get the feedback from Guidance in just having an EDR product. What that opportunity looks like and whether that’s maybe one of the gating factors relating to the longer-than-normal integration time frame? Or secondly, if there’s another assumption or reason for sort of maybe the slightly longer lead time there.

Mark J. Barrenechea - Open Text Corporation - Vice Chairman, CEO & CTO

Yes. So I mean, just a little bit about our history, right? We started as a search company, went with content management, went into customer experience management, which is a whole -- which is all new types of information. We then made -- we extended into e-discovery and capture other functional areas. Then we brought in GXS and ANX and Covisint and Liaison where recognized information needs to be exchanged between organizations, but the information still needs to be managed.

Same thing with the endpoint. It is very clear, right, in the age of cloud that the endpoint is a strategic place to have software and capability. And own your edge, whether it’s an industrial IoT all the way through a smart device, a laptop. So it’s a pivotal platform to have software on. We learned a lot when we bought Guidance Software. And as you can -- and you rightfully called it, the market is called EDR, enterprise detection and response. But it’s a larger market, right?

It’s gone into data protection, security protection, threat hunting, threat analysis, and we’ve got a whole conference on this starting tonight, by the way, in Vegas called Enfuse. We think we have the right level of investment with Carbonite. So I think when we look at Guidance plus Webroot plus Carbonite, this is a scaled business and I think the right level of investment to have a winning platform on and to meet all our financial objectives.

We gave ourselves a little more room, to your second question, we typically say 12 months. But we outlined 18 months from today, right? Takes us 90 days to close, then you’re only down to 15 months, right, which is a little longer than 12 months. But the 18 -- by the end of fiscal ‘21 -- this is a very large cloud operation, right? 250 petabytes plus millions of end users, high security environment, cloud operations. And I just want to give us a little more time to perfectly integrate it into our combined cloud operations at scale. It’s not just people. It’s also physical things that we need to integrate. So I’m just giving ourselves a little more time.

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Paul Steep - Scotiabank Global Banking and Markets, Research Division - Analyst

Fair enough. I guess the last one on it. No one’s — since it’s actually a material part of Carbonite’s business, what do you think the opportunity looks like to move on the data backup side towards more of the traditional OpenText base and offer that through the data centers and the network?

Mark J. Barrenechea - Open Text Corporation - Vice Chairman, CEO & CTO

Well, I think it’s significant. I think the opportunity is significant. Allow me that the #1 use case for Box is data protection. And the opportunity to go to all our enterprise users and say, “You can protect that endpoint with Core, with Carbonite,” is quite significant. So that’s a very exciting use case that we’re going to have front and center.

Operator

Our next question is coming from Steven Li of Raymond James.

Steven Li - Raymond James Ltd., Research Division - SVP

Mark, just to clarify, you said accretive in fiscal 2021, but it’s also accretive in 2020, right, even if you get a quarter, just 1 quarter of Carbonite?

Mark J. Barrenechea - Open Text Corporation - Vice Chairman, CEO & CTO

We haven’t given any specifics on the current fiscal year, fiscal ‘20. We will when we close. We expect to close in 90 days. It’s a little sooner or a little later. The timing is going to matter. So definitely accretive in fiscal ‘21. We’ll get our financial projections out for fiscal ‘20 once we close, right?

Remember, there’s. -- there’ll be earnings accretion. There’ll be no dilution. There’s no TSA. But as we typically do, allow us to close. And once we close, we’ll get our projections out. And given it’s going to close it in the second half of our fiscal year, we want to be precise on the targets we provide.

But be mindful, great cash flow, no dilution, earnings accretion. I mentioned fiscal ‘21 because it’s not subject to the timing of the close, and we can see very clearly the first full year model, if that’s helpful.

Steven Li - Raymond James Ltd., Research Division - SVP

Okay. Yes. No, that makes sense. And then just Carbonite’s organic growth recently, excluding acquisitions, is that something that attracted you to Carbonite?

Mark J. Barrenechea - Open Text Corporation - Vice Chairman, CEO & CTO

A lot of things attracted us. And as I said in my prepared remarks, we’re expecting to grow Carbonite low single digit in our model. So this is an area -- we’re coming into the acquisition with a strong model for growth.

Operator

Our next question is coming from Richard Tse of National Bank.

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Richard Tse - National Bank Financial, Inc., Research Division - MD & Technology Analyst

Mark, I was wondering if you could actually give us a sense of the penetration rate of similar security products into your existing base today.

Mark J. Barrenechea - Open Text Corporation - Vice Chairman, CEO & CTO

Yes. Richard, thanks for the question. We put security front and center only about 2 years ago when we acquired Guidance. So it’s a low penetration rate for us. It’s still early days, right? Well, part of what we like about Carbonite is their very impressive and superior route to market, their channel. And that’s going to help our base, if you will. So -- and I don’t have a precise percent. Maybe it’s around 10% penetration, but it’s a relatively low penetration and thus, high opportunity set for us.

Richard Tse - National Bank Financial, Inc., Research Division - MD & Technology Analyst

And I guess related to that question, given that they’ve been focusing on SMB, do you have to do anything with the product set to actually scale and then to your enterprise base?

Mark J. Barrenechea - Open Text Corporation - Vice Chairman, CEO & CTO

The -- in our estimation, the Core service scales into the enterprise. They have 7 million end users and 250 petabytes of data in their service. That’s upscale. I’m sure there are some capabilities to make it easier to manage 10,000 users in bulk, if you will. So we have some work to do, but it’s more around polishing to bring to the enterprise versus sort of agility, scalability, reliability.

Operator

Ladies and gentlemen, this brings us to the end of the question-and-answer session. I will now turn the call back over to Mr. Barrenechea for closing comments.

Mark J. Barrenechea - Open Text Corporation - Vice Chairman, CEO & CTO

All right. Well, I know we’ve put a lot of information out this morning in a short amount of time. I thank everyone for joining this call on relatively short notice. We got a big week this week at Enfuse, right? That’s our security conference and timing couldn’t be better on today’s announcement. I hope you join us in Vegas for Enfuse. We have Director Clapper giving our final keynote on Thursday to talk about the importance of cybersecurity. And I thank you for joining today’s call. So thank you.

Operator

This concludes today’s conference. You may disconnect your lines at this time. Thank you for participating, and have a pleasant day.

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